DWS Investment Management Americas, Inc.

5201 Gate Parkway

Jacksonville, FL 32256

November 17, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White

Re:	Post-Effective Amendment No. 95 to the Registration Statement on Form N-1A of DWS ESG Liquidity Fund (“Fund”), a series of Investors Cash Trust (“Registrant”) (Reg. Nos. 033-34645; 811-06103)

Dear Ms. White,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (the “SEC”) on the above-referenced Post-Effective Amendment (the “Amendment”), which comments were received via telephone on October 20, 2022. The Amendment was filed on behalf of the Fund on September 20, 2022 and has an effective date of December 1, 2022.

The Staff’s comments are restated below followed by the Registrant’s/Fund’s responses.

1.	Comment: In the Principal Investment Strategies section on page 1, it states that “The fund invests in high quality, short-term US dollar denominated money market instruments, including obligations of US and foreign banks, ….” Please explain how the fund applies its sustainability criteria to US and foreign bank obligations, including whether the Advisor typically considers a bank’s lending operations/criteria.

Response: As stated in the disclosure, the sustainability criteria used by the Fund and applicable to US and foreign banks, the DWS ESG Quality Assessment rating, is a consensus, peer-grouped ranking derived from the ESG scores of multiple third-party data vendors. Each underlying vendor score is itself an overall score reflective of that vendor’s individual assessments of a broad range of ESG-related issues. The third-party ESG scores for each bank are evaluated and aggregated using DWS proprietary methodology, resulting in a rank relative to its peers on scale A-F.

While we can confirm that a bank’s lending operations/criteria are considered under each vendor’s methodology and are therefore reflected in a vendor’s respective ESG score, lending operations/criteria represents only one of a number of ESG-related considerations that make up each overall vendor score and, by extension, the DWS ESG Quality Assessment rating. Therefore, we do not believe that disclosure specific to a bank’s lending operations/criteria is warranted. However, the Registrant has expanded its description of the DWS ESG Quality Assessment rating process in Item 9.

2.	Comment: In the Principal Investment Strategies section on page 2, there is a reference to “…which companies may be positioned better, and which companies may be more exposed to unmanaged future ESG risks, relative to their peers.” Please clarify in the filing what is meant by “unmanaged future ESG risks.” Would a company be viewed as “sustainable” if they have ESG risks, but they are managed?

Response: Please see revisions to the disclosure identified by the Staff, as well as the expanded description of the DWS ESG Quality Assessment rating process in Item 9, and revisions to “ESG investing risk.”

Whether a company is viewed as “sustainable” is defined by a respective fund’s sustainability criteria. In the case of the Fund, companies that receive a DWS ESG Quality Assessment rating of C or above are deemed “sustainable.” As stated in the disclosure, each company is scored by third-party vendors based on those vendors’ assessments of how well (or how poorly) they believe the company is addressing, or managing, a number of different ESG-related risks. Generally speaking, a company that has identified and is actively working to mitigate a given ESG-related risk is expected to receive a higher vendor score than a company that has shown little or no plan for mitigation. Importantly, any given ESG-related risk is only one of many components that make up a company’s overall vendor score, and therefore a company may score poorly on one or more specific ESG-related risks but still receive a high overall score if it scores highly on other risks, specifically those risks deemed to be most relevant to the company’s business. These vendor scores are then used to calculate the DWS ESG Quality Assessment rating. Accordingly, while the population of companies that meet the Fund’s sustainability criteria (and would be viewed as “sustainable”) is expected to include only those companies that score well overall, with respect to any given company there will be ESG-related risks that the company manages well, but there could also be certain risks that the company is not managing at all. Additionally, the DWS ESG Quality Assessment ratings are assigned on a peer group/best-in-class basis, so companies within a given peer group are scored relative only to other companies in that peer group. As a result, the “best” performing company within a given peer group may not necessarily have received a favorable rating if compared to a broader universe.

If you have any questions regarding any of the foregoing or require additional information, please call me at (904) 645-4353.

Sincerely yours,

/s/Rob Benson

Rob Benson

Senior Legal Counsel

cc. John Marten, Vedder Price PC

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